OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response...... 12.00	

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52685

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MIDTOWN PARTNERS & CO., LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

380 LEXINGTON AVE, SUITE 3000
(No. and Street)

New York	NY	10168
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN CLARKE (212) 939-6420
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RUBIO CPA, PC
(Name – *if individual, state last, first, middle name*)

900 CIRCLE 75 PARKWAY, SUITE 1100	Atlanta	GA	30339
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOHN CLARKE _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MIDTOWN PARTNERS & CO., LLC _____, as of December 31 _____, 20 17 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

CEO
_____
Title

_____ 3/9/18
Notary Public

RICHARD ORTEGA
Notary Public – State of New York
NO. 01OR6355644
Qualified in Queens County
My Commission Expires Mar 13, 2021

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

MIDTOWN PARTNERS & CO., LLC

Financial Statements
For the Year Ended December 31, 2017
With
Report of Independent Registered Public
Accounting Firm

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Midtown Partners & Co., LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Midtown Partners & Co., LLC (the "Company") as of December 31, 2017, the related statements of operations, changes in member's equity, and cash flows for the year then ended and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We have served as the company's auditor since 2007.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying

schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

March 9, 2018
Atlanta, Georgia

Rubio CPA, PC

Rubio CPA, PC

MIDTOWN PARTNERS & CO., LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

ASSETS

Cash and cash equivalents	$	84,795
Securities owned, at estimated fair market value		623,959
Property and equipment, net of accumulated depreciation of $50,180		11,541
Prepaid expenses		10,536
Deposits		28,576
Total Assets	$	759,407

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Accounts payable	$	57,996
Commissions payable		62,253
Advances from officer		41,000
Total Liabilities		161,249
MEMBERS' EQUITY		598,158
Total Liabilities and Members' Equity	$	759,407

See accompanying notes.

MIDTOWN PARTNERS & CO., LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2017

REVENUES		
Investment banking	$	1,495,502
Loss from securities owned		(19,662)
Other		2,100
Total revenues		1,477,940
OPERATING EXPENSES		
Compensation and benefits		1,172,341
Occupancy		137,549
Professional services		61,470
Communications		35,283
Travel		26,806
Licenses and registration		25,501
Other operating expenses		31,263
Total expenses		1,490,213
NET LOSS	$	(12,273)

See accompanying notes.

MIDTOWN PARTNERS & CO., LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2017

Balance, December 31, 2016	$ 598,631
Contributions by members	11,800
Net loss	(12,273)
Balance, December 31, 2017	$ 598,158

See accompanying notes.

4

MIDTOWN PARTNERS & CO., LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(12,273)
Adjustments to reconcile net loss to net cash provided by operations:		
Commissions paid with securities		405,000
Securities received as revenues		(540,000)
Proceeds from securities sold to related party		135,000
Depreciation expense		6,364
Bad debt expense		4,986
Receivable from broker dealer		587
Unrealized loss on securities owned		19,660
Change in prepaid expenses		(287)
Change in deposits		(330)
Change in accounts payable		(37,570)
Change in commission payable		55,987
Change in other liabilities		35,723
NET CASH PROVIDED BY OPERATING ACTIVITIES		72,847
CASH FLOWS FROM FINANCING ACTIVITIES:		
Contributions by members		11,800
NET CASH PROVIDED BY FINANCING ACTIVITIES		11,800
NET INCREASE IN CASH AND CASH EQUIVALENTS		84,647
CASH AND CASH EQUIVALENTS BALANCE:		
Beginning of year		148
End of year	$	84,795

See accompanying notes.

MIDTOWN PARTNERS & CO., LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2017

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: Midtown Partners & Co., LLC (the "Company") is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company was formed in May of 2000.

The Company provides advisory and investment banking services for customers located throughout the United States.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its demand deposits in high credit quality financial institutions. Balances at times may exceed federally insured limits.

Property and Equipment: Property and equipment consists of office furniture and equipment that is recorded at cost. Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets of five to ten years.

Income Taxes: The Company is a proprietorship that is wholly-owned by a corporation (the "Parent") for income tax reporting purposes. Therefore. the member will report the entire taxable income or loss on its corporate income tax return, and no income taxes are recorded in the accompanying financial statements.

The Parent has adopted the provisions of FASB ASC 740-10, Accounting for Uncertainty in Income Taxes. Under these provisions, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Investment Banking Revenues: Investment banking revenues include fees from securities offerings in which the Company acts as an agent. Investment banking revenues also include fees earned from providing merger and acquisition and financial advisory services. Investment banking fees and sales commissions are recorded upon settlement.

New Pronouncements:
In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers. The Company will adopt ASU 2014-09 effective January 1, 2018. ASU 2014-09 will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. In doing so, companies will need to use more judgment and make more estimates than under current guidance. The Company is currently evaluating the impact that the adoption of the new accounting guidance may have on its financial statements.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-Continued

New Pronouncements (continued):
In February 2016, the FASB issued a new accounting pronouncement regarding lease accounting for reporting periods beginning after December 15, 2019. A lessee will be required to recognize on the balance sheet the assets and liabilities for leases with lease terms of more than 12 months. Management is currently evaluating the effect this pronouncement will have on the financial statements and related disclosures.

Securities Owned: Securities owned, which consist of common stocks and warrants received as compensation for services provided and as capital contributions, are recorded at fair market value.

Date of Management's Review: Subsequent events were evaluated through the date the financial statements were available to be issued.

NOTE B – NET CAPITAL

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $213,309 which was $202,559 in excess of its required net capital of $10,750, and its ratio of aggregate indebtedness to net capital was .76 to 1.

NOTE C – CONCENTRATIONS

Approximately 84% of investment banking revenues were earned from two customers in 2017.

NOTE D – SECURITIES OWNED

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

NOTE D – SECURITIES OWNED (Continued)

The following table presents the Company's fair value hierarchy for securities owned as of December 31, 2017.

	Fair Value Measurements		Level 1 Valuation		Level 2 Valuation		Level 3 Valuation
Common stock	$	623,956	$	623,956	$	-	$	-
Warrants for purchase of common stock		3		-		3		-
	$	623,959	$	623,956	$	3	$	-

Fair value of investments in securities owned is determined by obtaining quoted prices on nationally recognized securities exchanges when available. If quoted prices are not available, fair value is determined using matrix pricing, which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather relying on the securities' relationship to other benchmark securities.

There were no securities impaired at December 31, 2017.

NOTE E – LEASES

Operating leases:

The Company leases office premises under an operating lease. Operating lease expense for 2017 was approximately $131,000

At December 31, 2017 the approximate future minimum lease payments under an office facility lease are as follows:

2018		125,000
2019		65,000
	$	190,000

NOTE F – CONTINGENCIES

The Company is subject to an arbitration proceeding with a former employee who is seeking additional compensation. The Company is expected to settle the arbitration at no cost to the Company and therefore no contingency has been accrued at December 31, 2017.

NOTE G – RELATED PARTY TRANSACTIONS

The Advances from Officer on the Statement of Financial Condition is a loan from an executive of the Company, John Clarke. This loan is a non-interest-bearing loan and is due on demand.

During 2017, the Company sold 15,000 shares of AXIM Biotechnologies for $135,000 to John Clarke. The stock was received as compensation for one of the Company's engagements and the sale was at Fair Market Value as of the date the compensation was earned.

MIDTOWN PARTNERS & CO., LLC

SCHEDULE I

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934

AS OF DECEMBER 31, 2017

NET CAPITAL:

Total member's equity	$	598,158
Less non-allowable assets:		
Securities owned		218,882
Property and equipment		11,541
Prepaid expenses		10,536
Deposits		28,576
		269,535
Net capital before haircuts		328,623
Less haircuts on securities positions		115,314
Net capital		213,309
Minimum net capital required (greater of $5,000 or 6 2/3%		
of aggregate indebtedness)		10,750
Excess net capital	$	202,559
Aggregate indebtedness	$	161,249
Percentage of aggregate indebtedness to net capital		75.59%

Reconciliation with Company's computation of net capital included in Part IIA of Form X-17A-5 as of December 31, 2017.

There is no significant difference between net capital reported in Part IIA of Form X-17A-5 as of December 31, 2017 and net capital as reported above.

MIDTOWN PARTNERS & CO., LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2017

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2017

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

380 Lexington Avenue, 30th Flr.
New York, NY 10168
Phone: 212.939.6430 ♦ *Fax:* 201.301.8846



MIDTOWN
PARTNERS & CO. LLC

EXEMPTION REPORT
SEA RULE 17a-5(d)(4)

March 6, 2018

RUBIO CPA, PC
900 Circle 75 Parkway
Suite 1100
Atlanta, Georgia 30339

To Whom it May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEA Rule 17a-5(d)(4):

Midtown Partners & Co., LLC is a broker/dealer registered with the SEC and FINRA. Pursuant to paragraph k(2)(i) of SEA Rule 15c3-3, the Company is claiming an exemption from SEA Rule 15c3-3 for the fiscal year ended December 31, 2017.

The Company has met the identified exemption provisions throughout the most recent fiscal year without exception.

The above statement is true and correct to the best of my and the Company's knowledge.

Signed: _____

Name: John Clarke

Title: CEO

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Midtown Partners & Co., LLC

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) Midtown Partners & Co., LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Midtown Partners & Co., LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions"); and, (2) Midtown Partners & Co., LLC stated that Midtown Partners & Co., LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Midtown Partners & Co., LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Midtown Partners & Co., LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i), of Rule 15c3-3 under the Securities Exchange Act of 1934.

March 9, 2018
Atlanta, GA

Rubio CPA, PC

Rubio CPA, PC

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Member of Midtown Partners & Co., LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2017, which were agreed to by Midtown Partners & Co., LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Midtown Partners & Co., LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Midtown Partners & Co., LLC's management is responsible for Midtown Partners & Co., LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2017, with the amounts reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;
3. Compared adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and,
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

March 9, 2018
Atlanta, GA

Rubio CPA, PC

Rubio CPA, PC

SIPC-7
(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(35-REV 6/17)

For the fiscal year ended 12/31/17

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

052685
MIDTOWN PARTNERS & CO., LLC
380 LEXINGTON AVE.
SUITE 3000
NEW YORK, NY 10168

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Rick Alvarez 770-263-7300

WORKING COPY

2. A. General Assessment (item 2e from page 2)		$2,243
B. Less payment made with SIPC-6 filed (**exclude interest**) 9/19/17 Date Paid		(660)
C. Less prior overpayment applied		(0)
D. Assessment balance due or (overpayment)		1,583
E. Interest computed on late payment (see instruction E) for______days at 20% per annum		0
F. Total assessment balance and interest due (or overpayment carried forward)		$1,583
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$1,583	
H. Overpayment carried forward	$(0)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

MIDTOWN PARTNERS & CO., LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CEO
(Title)

Dated the 9 day of MARCH, 20 18.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/17
and ending 12/31/17

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1,477,940

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.   19,662

     Total additions   19,662

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

    reimbursed out of pocket expenses   2,000

    (Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $

    (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

    Enter the greater of line (i) or (ii)   0

    Total deductions   2,000

2d. SIPC Net Operating Revenues $ 1,495,602

2e. General Assessment @ .0015 $ 2,243

    (to page 1, line 2.A.)

2